FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) makes the following important announcement, further to that made on 14 June 2013 (reference number 189134), on October 10 2013 (reference number 193737) and on 8 November 2013 (reference number 194974).

PRISA announces that the agreements and other documents relating to the restructuring and rollover of its debt were executed and notarised yesterday, signed by all the banks and institutional investors representing the entirety of PRISA’s financial debt having received a favourable report from the independent expert appointed for that purpose by the Companies Registry (Registro Mercantil). Together with the refinancing of the debt, the additional facility agreement entered into with certain institutional investors for approximately €353 million was also executed to cover the Company’s requirements in the medium term.

These agreements have taken effect today, all conditions precedent having been satisfied at the present date.

The main features of both agreements are those reported to the shareholders at the general meeting on 10 December and in the regulatory notice (Hecho Relevante) published on the same date, reference number 196639.

In Madrid, December 12th, 2013.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

December 12, 2013